Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES SECOND QUARTER 2016 RESULTS

•	SIOPEL 6 interim results presented in oral presentation at ASCO 2016 confirms no evidence of tumor protection and is consistent with previous updates. Initial hearing efficacy data are “encouraging” with final hearing results expected in H2 2017.

•	Closing of $5.0 million financing by Essetifin SpA (formerly Sigma Tau Finanziaria SpA) provides sufficient reserves to complete manufacturing scale up and regulatory submissions in USA and EU.

Research Triangle Park, NC, August 12, 2016 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate update and financial results for the second quarter ended June 30, 2016.

Corporate Update

Interim results from “SIOPEL 6: A multi-centre open label randomised phase III trial of the efficacy of sodium thiosulfate (STS) in reducing ototoxicity in patients receiving cisplatin (Cis) monotherapy for standard risk hepatoblastoma (SR-HB)” were presented in an oral presentation at ASCO 2016. The conclusions presented included: it is safe to deliver Sodium Thiosulfate for otoprotection in standard risk Hepatoblastoma treated according to the SIOPEL 6 regimen; the addition of STS to the treatment of standard risk hepatoblastoma has not affected survival; and the interim results of the first 68 patients achieving centrally reviewed pure tone audiometry at over above 3.5 years of age were encouraging.

"We had a very productive and encouraging second quarter, during which STS presented compelling interim results based on data from SIOPEL6 " said Rosty Raykov, Chief Executive Officer. "We also significantly strengthened our financial position through the completed financing by Sigma Tau Finanziaria which provides the necessary funds to support the development of STS through 2017."

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended June 30, 2016 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Consolidated

Statement of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	139	54	186	97
General and administrative	568	495	975	904

Loss from operations	(707)	(549)	(1,161)	(1,001)

Other (expense)/income
Unrealized (loss)/gain on derivatives	(17)	385	26	1,010
Interest (expense)/income and other, net	-	(9)	(9)	(5)
Total other (expense)/income, net	(17)	376	17	1,005

Net (loss)/income	$(724)	$(173)	$(1,144)	$4
Basic net (loss)/income per common share	$(0.06)	$(0.02)	$(0.10)	$0.00
Diluted net (loss)/income per common share	$(0.06)	$(0.02)	$(0.10)	$0.00

Research and development expenses increased for the three months ended June 30, 2016 over the same period in 2015 as the Company increased its efforts on the development of STS. STS research and development efforts currently focus on being able to produce STS commercially as well as for a compassionate use program. Primary expenses during the three months ended June 30, 2016 within research and development are the manufacturing of STS in preparation for a compassionate use program.

General and administrative expenses increased over same period in 2015. This was primarily as a result of the increase in non-cash equity compensation expenses for employees compared with the same period in 2015.

The Company recorded an unrealized loss on derivatives of $17 in the three months ended June 30, 2016 compared to a gain of $385 for the same three months ended in 2015. The gain in 2015 is a combined result of the expiration of derivative warrant liabilities (originally issued in 2008), and the revaluation of derivative warrant liabilities (originally issued in 2009). In the past, the derivative warrant liability was significant and had the ability to produce large swings in non-cash gains and losses in any given period, depending upon market conditions. The remaining derivative liability on the balance sheet is associated with the Company’s Canadian denominated options. These option derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these options is estimated using the Black-Scholes option-pricing model.

Total research and development expenses were up by $89 for the six months ended June 30, 2016 over the same period in 2015. The Company increased its research and development expenses related to STS as the Company prepares for the launch of a compassionate use program. General and administrative expenses increased during the comparable period due to the issuance of equity based compensation.

A large portion of the Company’s derivative liability expired during the six months ended June 30, 2015 and substantially all of the remaining derivative liability expired during the period ended June 30, 2016. As the vast majority of the Company’s derivative liabilities have expired, it is expected that fluctuations in derivative valuations will have a vastly reduced effect on the Company’s future results.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$5,081	$942
Other current assets	23	77
Total Assets	$5,104	$1,019

Liabilities and stockholders’ equity
Current liabilities	$345	$389
Derivative liabilities	106	82
Total stockholders’ equity	4,653	548
Total liabilities and stockholders’ equity	$5,104	$1,019

Cash and cash equivalents were $5,081 at June 30, 2016 and $942 at December 31, 2015. The increase in cash and cash equivalents between June 30, 2016 and December 31, 2015 is primarily due to cash received from the exercise of various warrants and options and the completion of an equity financing in May 2016. These increases in cash were offset by cash spent on research and development and general and administrative activities. The Company received $5,000 from the equity financing, $102 from the exercise of warrants and $6 from the exercise of options. The Company issued a total of 2,703 shares as a result of these activities.

Working Capital	Six Months Ended
Selected Asset and Liability Data:	June 30, 2016	December 31, 2015
(U.S. Dollars in thousands)
Cash and cash equivalents	$5,081	$942
Other current assets	5	77
Current liabilities excluding derivative liability	(395)	(389)
Working capital	$4,691	$630

Selected Equity:
Common stock	$74,261	$69,153
Accumulated deficit	(112,677)	(111,533)
Stockholders’ equity	4,653	548

At June 30, 2016, the Company had working capital balance totaling approximately $4.7 million compared to $0.6 million as of December 31, 2015.

Dollar and shares in thousands	Three Months Ended June 30,		Six Months Ended June 30,
Selected cash flow data:	2016	2015	2016	2015
Net cash used in operating activities	(470)	(511)	(969)	(929)
Net cash provided by investing activities	-	-	-	-
Net cash provided by financing activities	5,006	449	5,108	476
Increase/(decrease) in cash and cash equivalents	4,536	(62)	4,139	(453)

Net cash used in operating activities for the three months ended June 30, 2016 was $470, as compared to $511 during the same period in 2015. This decrease is due to a reduction in cash outlays incurred from ongoing STS Phase III trials and STS product development. Net cash provided by financing activities for the three months ended June 30, 2016 was $5,006 compared to $449 for the three months ended June 30, 2015. The $5,006 of net financing cash represents $5,000 from the receipt of equity financing and $6 from the exercise of an option to purchase 4 common shares. For the same three month period in 2015, the Company received $449 in cash as a result of the exercise of 299 warrants. Total increase in cash and cash equivalents was $4,536 for the three months ended June 30, 2016 as opposed to a decrease of $62 over the same period in 2015.

Net cash used in operating activities for the six-months ended June 30, 2016 was $969, as compared to $929 during the same period in 2015. This increase is due to increased cash outlays incurred from general and administrative costs associated with the Company’s strategic initiatives designed to further develop new markets and partnering opportunities. Net cash provided by financing activities for the six-months ended June 30, 2016 was $5,108 compared to $476 for the six-months ended June 30, 2015. The $5,108 includes $5,000 from the receipt of equity financing and $108 in cash representing the exercise of various warrants and options being exercised. Total increase in cash and cash equivalents was $4,139 for the six-months ended June 30, 2016 which is an increase of $4,592 over the same period in 2015.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, the proposed sale to Elion may not be completed and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2015. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children are diagnosed with local cancers that may receive platinum based chemotherapy.   Localized cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144